March 27, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:           Request to Withdraw Registration Statement on Form S-8 (File No. 333-225707)

Ladies and Gentlemen:

On June 18, 2018, QPAGOS, a Nevada corporation (the “Company”), filed Registration Statement No. 333-225707 on Form S-8 (together with the exhibits thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. The Registration Statement has been declared effective by the Commission. No securities have been sold under the Registration Statement.

The Company inadvertently filed the Registration Statement as a duplicate of Registration Statement No. 333-225706 also filed on June 18, 2018 and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Avital Perlman, Esq. of Sichenzia Ross Ference LLP, at 646-810-0610.

Very truly yours,

QPAGOS

By:	/s/ Gaston Pereira
Gaston Pereira
Chief Executive Officer